MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

News Release

MANICOUAGAN REPORTS ADDITIONAL DRILL RESULTS FROM BRABANT LAKE INCLUDING 15.88% ZINC OVER 6.93 METRES

PHASE II DRILLING PROGRAM TO COMMENCE EARLY JUNE

TORONTO, May 17, 2007 - Manicouagan Minerals Inc. (TSXV – MAM) announced today additional encouraging assay results from the five most recently completed holes of the Phase I drilling program at the Company's Brabant Lake zinc deposit. Results for drill holes BR-07-16, BR-07-17, BR-07-18, BR-07-19 and BR-07-20 are presented in the table below. As previously reported on April 24, 2007 drilling on the property is expected to resume on June 4, 2007 following spring break-up. Results are being compiled and evaluated to formulate a systematic Phase II drill program that meets Manicouagan's objective of producing a new resource estimate in late 2007 or early 2008. Phase II drilling is planned to consist of 30 to 40 holes for an additional 12,000 to 15,000 metres of core drilling.

Hole ID	Zone ID*	From	To	Length** (m)	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)
16	UZ	291.89	293.64	2.84	8.92	1.01	0.13	35.55	0.15
	LZ	330.60	339.10	8.50	3.91	0.52	2.70	112.00	0.38
17	UZ	153.81	154.21	0.40	5.32	7.42	0.05	148.00	0.05
	LZ	157.62	165.91	8.29	7.70	0.55	0.20	17.37	0.00
18	UZ	212.35	213.05	0.70	6.61	0.54	0.09	29.71	0.01
	LZ	239.05	250.25	11.20	8.19	0.68	0.09	29.71	0.00
	FWZ	250.53	256.88	6.35	1.96	0.58	2.11	177.42	2.74
19	UZ	231.95	235.00	3.05	4.59	0.16	0.07	2.53	0.00
	LZ	263.34	270.27	6.93	15.88	0.72	0.35	63.57	0.11
20	UZ	250.73	253.85	3.12	3.31	0.22	0.13	11.62	0.04
	LZ	271.72	275.86	4.14	6.28	0.83	1.38	43.77	0.08

* Upper Zone (UZ), Lower Zone (LZ) and Footwall Zone (FWZ)
**down-hole length approximately 85% true width

In drill hole BR-07-18, a well developed interval of the Footwall Zone (FWZ) mineralization returned the best precious metal assays of the Phase I drill program assaying **177.42 g/t silver, 2.74 g/t gold and 2.11% lead over 6.35**

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metres. The FWZ is also well developed in drill holes BR-07-08 and BR-07-13 (see MAM Press Releases of April 24, 2007 and January 22, 2007, respectively).

Hole BR-07-19 yielded the best zinc assay in this series of five holes returning **15.88% zinc over an interval of 6.93 metres.**

A drill hole location plan, a table showing drill results to date, as well as additional information on the project is available on the Company's website at www.manicouaganminerals.com.

The Brabant Lake zinc deposit currently consists of an inferred resource of **4,858,000 tonnes grading 5.19% zinc, 0.57% copper, 0.28% lead, 22.59 g/t silver and 0.22 g/t gold** and was the subject of an NI 43-101 Technical Report completed by MPH Consulting Ltd. and dated September 15, 2006. The Brabant Lake Technical Report can be viewed on the Company's website at www.manicouaganminerals.com. A copy can also be found with the Company's filings at www.sedar.com.

The Brabant Lake property consists of 21 contiguous claims registered as ML 5054 and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan.

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President – Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101. Manicouagan employs 43-101 compliant QA/QC procedures at all points in the sampling, handling, storage and shipment of samples. Blind standards and blanks are inserted into the sample sequence in the field. Analytical services are provided by TSL Laboratories of Saskatoon, Saskatchewan. Samples are crushed, riffle split and pulverized to yield a 250 gram pulp with ~ 95% -150 mesh. Ag, Cu, Pb and Zn assay is by multi-acid digestion; samples for Ag (g/tonne) and base metals (%) are weighed at 0.5 g. Samples for Au fire assay/gravimetric are weighed at 1 AT (29.16 g). Details on analytical techniques employed by TSL Laboratories may be found on the laboratories' website at www.tsllabs.com.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Saskatchewan and Quebec, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

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For further information contact:

Joseph Baylis, President and Chief Executive Officer
(416) 542-3980
investorrelations@manicouaganminerals.com

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

(See Attached Sketch)


MANICOUAGAN MINERALS INC.
Brabant Lake Zinc Property
Saskatchewan, Canada
COMPLETED DIAMOND DRILLING
MAY 2007
Projection: 2006 Cut Grid
4,600
4,800
5,000
3,400
3,200
N
E
S
W
0
50
100
metres
BR-06-2
BR-07-9
BR-07-10
BR-06-1
BR-07-11
BR-06-3
BR07-19
BR-07-1A
BR-07-13
BR07-18
BR-06-6
BR-07-8
BR07-16
BR07-17
BR07-15
BR-07-12A
BR-06-4
BR-06-7
BR07-20
LEGEND
Grid Line
Drill Road
Drill Hole
Collar
Surface Trace

BCS, updated April 18, 2007

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RECEIVED
2007 MAY 30 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

NEWS RELEASE

MANICOUAGAN MINERALS CLOSES $300,000 PRIVATE PLACEMENT WITH SIDEX FOR EXPLORATION ON MOUCHALAGANE NICKEL/COPPER/PGE PROPERTY

TORONTO, May 18, 2007 - Manicouagan Minerals Inc. (TSXV - MAM) is pleased to announce that it has closed a non-brokered private placement with SIDEX s.e.c ("Sidex") for gross proceeds of $300,000.

SIDEX is a limited partnership with a mandate of financing companies exploring in the Province of Quebec with the objective of helping to diversify the mineral inventory and promote the exploration of new territories within the province. SIDEX was established by the Government of Quebec and the Solidarity Fund QFL. The proceeds from this private placement will be used by Manicouagan to fund exploration including drilling on its Mouchalagane Nickel/Copper/PGE discovery in Quebec.

Manicouagan has issued 1,666,667 units of securities (the "Units") at a price of $0.18 per Unit. Each Unit consists of one common share of Manicouagan and one half of one common share purchase warrant with each full warrant entitling the holder to purchase one common share at a price of $0.23 for a period of 24 months following the closing date of the offering provided that if the common share price closes at or above $0.60 for 20 consecutive trading days the warrants may be callable for exercise by Manicouagan on 20 days notice.

Common Shares issued pursuant to the private placement will be traded on the TSX Venture Exchange. All securities issued under this offering are subject to a hold period of four months and a day from the closing date expiring on September 19, 2007.

In connection with the financing Manicouagan will pay a 2 percent cash commission to a third party as a result of an agreement entered into in connection with the March 27, 2007 brokered private placement.

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Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

Additional information about SIDEX can be found at www.sidex.ca.

For further information contact:

Joseph Baylis, President and
Chief Executive Officer
(416) 542-3980
investorrelations@manicouaganminerals.com

The securities being issued have not, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.